As filed with the Securities and Exchange Commission on December 18, 2003

Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

WESTCORP

(Exact Name of Registrant as Specified in Charter)

CALIFORNIA (Jurisdiction of Incorporation or Organization)	51-0308535 (I.R.S. Employer Identification Number)

23 PASTEUR
IRVINE, CALIFORNIA 92713-9762
(Address of Principal Executive Offices)

WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN
(Full title of the Plan)

Guy DuBose
General Counsel
23 Pasteur Road
Irvine, California 92618-3816
(714) 727-1000
(Name, Address and Telephone Number, Including Area Code, of Agent For Service)

Copies of communications to:

Andrew E. Katz, Esq.
Mitchell, Silberberg & Knupp LLP
11377 West Olympic Boulevard
Los Angeles, California 90064-1683
(310) 312-3738

CALCULATION OF REGISTRATION FEE

Title of Each		Proposed	Proposed
Class of		Maximum	Maximum
Securities	Amount	Offering	Aggregate	Amount of
to be	to be	Price	Offering	Registration
Registered	Registered	Per Share	Price	Fee(1)

Common Stock, par value $1.00 per share	130,000	$28.00(2)	$3,640,000	$334.88

(1)	Calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended.
(2)	Computed pursuant to Rule 457(h)(1). All of the shares were sold by the Registrant and purchased by the Plan pursuant to the terms of that certain Stock Purchase Agreement dated as of July 3, 2003, at a price of $28.00 per share.

USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
EXHIBITS
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 23.1

Explanatory Note

This registration statement includes the following two sections:

     Section 1. Registration Statement on Form S-8. The Registration Statement on Form S-8 is filed pursuant to General Instruction E to Form S-8 for the purpose of registering additional shares of common stock of Westcorp (“Registrant”) which were previously sold to the Westcorp Employee Stock Ownership and Salary Savings Plan (“Plan”), pursuant to the terms of that certain Stock Purchase Agreement dated as of July 3, 2003, at a purchase price of $28.00 per share. The shares sold to the Plan were issued to Investors Bank and Trust, as trustee of the Plan.

     Section 2. Reoffer Prospectus. The reoffer prospectus which is filed as part of the registration statement as required by Form S-8 is to be used in connection with reoffers and resales of the Westcorp common stock sold and issued to the Plan.

SECTION 1. REGISTRATION STATEMENT ON FORM S-8

Part II. Information Required In the Registration Statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Registration Statement on Form S-8 is filed pursuant to General Instruction E to Form S-8 for the purpose of registering additional shares of Common Stock of Westcorp (the “Registrant”) issuable under the Westcorp Employee Stock Ownership and Salary Savings Plan (the “Plan”). The information set forth below is incorporated by reference in this Registration Statement as provided by General Instruction E and as otherwise provided by the General Instructions to Form S-8. Each of the Registrant and the Plan hereby incorporates by reference in this Registration Statement the following documents filed with the Commission by the Registrant or the Plan pursuant to the Exchange Act of 1934, as amended:

1.	The Registrant’s Registration Statement on Form S-8 (File No. 333-11039) filed on August 29, 1996 with respect to the registration of 200,000 shares of Common Stock of the Registrant;

2.	The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002;

3.	The Registrant’s Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2003;

4.	The Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003;

5.	The Registrant’s Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2003;

6.	The Plan’s Annual Report on Form 11-K for the year ended December 31, 2002;

7.	The description of the common stock of the Company contained in the Registrant’s registration statement on Form S-3 filed with the Commission on November 5, 2003 (Registration No. 333-110244), including any amendment filed for the purpose of updating such description.

8.	All other reports filed by the Registrant or the Plan pursuant to Sections 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to in paragraph 2, above.

     All documents and other reports subsequently filed by the Registrant or the Plan pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

1

SECTION 2.

REOFFER PROSPECTUS

130,000 Shares

WESTCORP

Common Stock

This reoffer prospectus relates to 130,000 shares of the common stock of Westcorp, a California corporation (“Westcorp”), which were previously sold to the Westcorp Employee Stock Ownership and Salary Savings Plan (“Plan”), pursuant to the terms of that certain Stock Purchase Agreement dated as of July 3, 2003, at a purchase price of $28.00 per share (hereinafter, the “Shares”). The Shares sold to the Plan were issued to Investors Bank and Trust, as trustee of the Plan. The Shares purchased by the Plan have not yet been allocated to the Plan participants. Once allocated to the Plan Participants in accordance with and subject to the terms of the Plan, the Plan Participants (hereinafter, the “Selling Shareholders”) may direct the disposition of the Shares in accordance with the terms of the Plan. A post-effective amendment to this Reoffer Prospectus will be filed to identify the Selling Shareholders holding Shares registered for reoffer or resale pursuant to this reoffer prospectus; provided, however, any non-affiliate of Westcorp who holds less than 1,000 Shares registered pursuant to this reoffer prospectus will not be identified in a post-effective amendment, but may rely on this reoffer prospectus to reoffer or resell up to 1,000 shares as permitted pursuant to General Instruction C to Form S-8.

Our common stock is traded on the New York Stock Exchange under the symbol “WES.” The last reported sale price of our Common Stock on December 16, 2003 was $36.24 per share.

We will not receive any proceeds from the sale of the Shares by the Selling Shareholders. We paid the cost of the preparation of this reoffer prospectus and of the registration. All brokerage commissions, discounts and other selling expenses will be incurred and borne by the individual Selling Shareholders.

Please read the Risk Factors listed on pages 5 to 11 of this reoffer prospectus.

The shares of common stock offered hereby are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental authority or agency.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Reoffer Prospectus is December 17, 2003

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

FORWARD-LOOKING STATEMENTS

      This prospectus includes and incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These statements are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause actual results to differ materially from those expressed in or implied by these forward-looking statements.

      These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” and similar terms and phrases, including references to assumptions. These statements are contained in sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections of this prospectus and in the documents incorporated by reference in this prospectus.

      The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

•	changes in general economic and business conditions;

•	interest rate fluctuations, including hedging activities;

•	our financial condition and liquidity, as well as future cash flows and earnings;

•	competition;

•	our level of operating expenses;

•	the effect, interpretation, or application of new or existing laws, regulations and court decisions;

•	the availability of sources of funding;

•	the level of chargeoffs on the automobile contracts that we originate; and

•	significant litigation.

      If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.

      We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

INDUSTRY DATA

      In this prospectus, we rely on and refer to information regarding the automobile lending industry from market research reports, analyst reports and other publicly available information including, without limitation, reports issued or prepared by CNW Marketing/Research. Although we believe that this information is reliable, we cannot guarantee the accuracy and completeness of this information, and we have not independently verified any of it.

ii

AVAILABLE INFORMATION

This prospectus is part of a registration statement on Form S-8 we filed with the Securities and Exchange Commission in connection with this offering and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

In addition to the registration statement, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents we file at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room.

In addition, the Securities and Exchange Commission maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

We will provide without charge to each person who is delivered a prospectus, upon written or oral request, a copy of any or all of the documents incorporated by reference herein (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents). Requests for copies should be directed to Westcorp, 23 Pasteur, Irvine, California 92618-3816 (telephone: (949) 727-1002).

SUMMARY OF THE COMPANY AND THIS OFFERING

     This reoffer prospectus contains certain forward-looking statements within the meaning of the federal securities laws. Actual results could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth under “Risk Factors” and elsewhere in this reoffer prospectus.

Westcorp

Our Company

     We are a diversified financial services holding company that provides automobile lending services through our second-tier subsidiary, WFS Financial Inc, which we refer to as WFS, and retail and commercial banking services through our wholly owned subsidiary, Western Financial Bank, which we refer to as the Bank. The Bank currently owns 84% of the capital stock of WFS. We primarily earn income by originating assets, including automobile contracts, that generate a yield in excess of the cost of the liabilities, including deposits, that fund these assets.

     We have grown substantially over the past three years. As of September 30, 2003, we had $14.2 billion in total assets, $10.5 billion in automobile loans and $859 million in common equity, representing a three-year compounded annual growth rate of 27.2%, 17.0% and 22.1%, respectively. For the trailing twelve months ended September 30, 2003 we originated $5.8 billion of automobile contracts and generated $104 million of net income and earnings per share of $2.53.

Automobile Lending Operations

     We are one of the nation’s largest independent automobile finance companies with over 30 years of experience in the automobile finance industry. We believe the automobile finance industry is the second largest consumer finance industry in the United States with over $895 billion of loan and lease originations during 2002. We originate new and pre-owned automobile installment contracts, otherwise known as contracts, through our relationships with approximately 8,000 franchised and independent automobile dealers nationwide. We originated $4.6 billion of contracts during the nine months ended September 30, 2003 and owned a portfolio of $10.5 billion contracts at September 30, 2003.

     For the nine months ended September 30, 2003, approximately 32% of our contract originations were for the purchase of new automobiles and approximately 68% of our contract originations were for the purchase of pre-owned automobiles. Approximately 83% of our contract originations were what we refer to as prime contracts and approximately 17% of our contract originations were what we refer to as non-prime contracts. Our determination of whether a contract is categorized as prime, non-prime or other is based on a number of factors including the borrower’s credit history and our expectation of credit loss.

     We underwrite contracts through a credit approval process that is supported and controlled by a centralized, automated front-end system. This system incorporates proprietary credit scoring models and industry credit scoring models and tools, which enhance our credit analysts’ ability to tailor each contract’s pricing and structure to maximize risk-adjusted returns. We believe that as a result of our sophisticated credit and underwriting systems, we are able to earn attractive risk-adjusted returns on our contracts. For the trailing twelve months ended September 30, 2003, the average net interest spread on our automobile contract originations was 7.77% and the net interest spread on our managed automobile portfolio was 6.67% while net credit losses averaged 2.77% for the same period.

     We structure our business to minimize operating costs while providing high quality service to our dealers. Those aspects of our business that require a local market presence are performed on a decentralized basis in our 40 offices. All other operations are centralized. We fund our purchases of contracts, on an interim basis, with deposits raised through our banking operations, which are insured by the Federal Deposit Insurance Corporation, also known as the FDIC, and other borrowings. For long-term financing, we issue automobile contract asset-backed securities. Since 1985, we have sold or securitized over $33 billion of contracts in 60 public offerings of asset-backed securities, making us the fourth largest issuer of such securities in the nation. We have employed a range of securitization structures and our most recent $1.4 billion issuance of asset-backed securities was structured as a senior/subordinated transaction with a weighted average interest rate of 2.68%.

Banking Operations

      The primary focus of our banking operations is to generate diverse, low-cost funds to provide the liquidity needed to fund our acquisition of contracts. The Bank has the ability to raise significant amounts of liquidity by attracting both short-term and long-term deposits from the general public, commercial enterprises and institutions by offering a variety of accounts and rates. These funds are generated through the Bank’s retail and commercial banking divisions. The Bank also may raise funds by obtaining advances from the Federal Home Loan Bank, also known as the FHLB, selling securities under agreements to repurchase and utilizing other borrowings. The Bank’s retail banking division serves the needs of individuals and small businesses by offering a broad range of products through 18 retail branches located throughout Southern California. The Bank’s commercial banking division focuses on medium-sized businesses in Southern California. At September 30, 2003, the total deposits gathered by both the retail and commercial banking divisions were $2.0 billion. Approximately 88% of these accounts were demand deposits, money market accounts and certificate of deposit accounts under $100,000 in principal, which we believe represent a stable and attractive source of funding.

      The Bank also invests deposits generated by its retail and commercial banking divisions in mortgage-backed securities. Our investment in mortgage-backed securities, together with the cash balances that we maintain, create a significant liquidity portfolio that provides us with additional funding security.

Our Business Strategy

      Our business objective is to maximize long-term profitability by efficiently purchasing and servicing prime and non-prime credit quality automobile contracts that generate strong and consistent risk-adjusted returns. We achieve this objective by employing our business strategy, which includes the following key elements:

•	produce consistent growth through our strong dealer relationships;

•	price automobile contracts to maximize risk-adjusted returns by using advanced technology and experienced underwriters;

•	create operating efficiencies through technology and best practices;

•	generate low cost liquidity through positive operating cash flows and diverse funding sources; and

•	record high quality earnings and maintain a conservative, well-capitalized balance sheet.

Our Address

      Our principal executive office and mailing address is 23 Pasteur, Irvine, California 92618-3816, and our telephone number is (949) 727-1002. Our Web site address is http://www.westcorpinc.com. The information contained in our Web site does not constitute part of this prospectus.

THE OFFERING

Issuer:	Westcorp

Common Stock Offered by Selling Shareholders:	130,000 shares

Common Stock Offered by Westcorp:	None

Use of Proceeds:	Westcorp will not receive any proceeds from the sale of the Shares by the Selling Shareholders.

New York Stock Exchange Symbol:	WES

The sale may occur in transactions on the New York Stock Exchange at prevailing market prices or in negotiated transactions. We are paying for the expenses incurred in registering the Shares, including legal fees.

The Shares being sold are “restricted securities” under the Securities Act before their registration for sale under this reoffer prospectus. This reoffer prospectus has been prepared in connection with the registration of the Shares under the Securities Act to allow for future sales by the Selling Shareholders to the public without restriction. There are no current arrangements with any brokerage firm for the sale of the Shares. The Selling Shareholders may be deemed to be “underwriters” within the meaning of the Securities Act. Any commissions received by a broker or a dealer in connection with the sale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act.

RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus and the information incorporated by reference before deciding to invest in our common stock. Our business, operating results and financial condition could be adversely affected by any of the following specific risks. The trading price of our common stock could decline due to any of these risks and other industry risks, and you could lose all or part of your investment. In addition to the risks described below, we may encounter risks that are not currently known to us or that we currently deem immaterial, which may also impair our business operations and your investment in our common stock.

Risks Related to Factors Outside Our Control

Adverse economic conditions may impact our profitability.

      Delinquencies, defaults, repossessions and credit losses generally increase during periods of economic slowdown, recession or higher unemployment. These periods also may be accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding contracts, which weakens collateral coverage and increases the amount of loss in the event of default. Significant increases in the inventory of pre-owned automobiles during periods of economic recession also may depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. Because a portion of our borrowers are considered non-prime borrowers, the actual rates of delinquencies, defaults, repossessions and credit losses on these contracts are higher than those experienced in the general automobile finance industry for borrowers considered to be prime borrowers and could be more dramatically affected by a general economic downturn. In addition, during an economic slowdown or recession, our servicing costs may increase without a corresponding increase in our servicing fee income. While we seek to manage the higher risk inherent in non-prime contracts through the underwriting criteria and collection methods we employ, we cannot assure you that these criteria or methods will afford adequate protection against these risks. Any sustained period of increased delinquencies, defaults, repossessions, credit losses or servicing costs could adversely affect our financial position, liquidity and results of operations and our ability to enter into future securitizations.

Interest rate fluctuations may impact our profitability.

      Our profitability may be directly affected by the level of and fluctuations in interest rates, which affects the gross interest rate spread we earn on our contracts. As interest rates change, our gross interest rate spread on new originations may increase or decrease depending upon the interest rate environment. In addition, the rates charged on the contracts originated or purchased from dealers are limited by statutory maximums, restricting our opportunity to pass on increased interest costs. We believe that our profitability and liquidity could be adversely affected during any period of changing interest rates, possibly to a material degree. We monitor the interest rate environment and employ our hedging strategies designed to mitigate the impact of changes in interest rates. We cannot assure you that our hedging strategies will mitigate the impact of changes in interest rates.

Prepayment of contracts may impact our profitability.

      Our contracts may be repaid by borrowers at any time at their option. Early repayment of contracts will limit the amount of earnings we would have otherwise received under those contracts.

Wholesale auction values may impact our profitability.

      We sell repossessed automobiles at wholesale auction markets located throughout the United States. Auction proceeds from the sale of repossessed vehicles and other recoveries usually do not cover the outstanding balance of the contracts, and the resulting deficiencies are charged off. Decreased auction proceeds resulting from the depressed prices at which pre-owned automobiles may be sold during periods of economic slowdown or recession will result in higher credit losses for us. Furthermore, depressed wholesale prices for pre-owned automobiles may result from significant liquidations of rental or fleet inventories and from increased volume of trade-ins due to promotional financing programs offered by new vehicle manufacturers. There can be no assurance that our recovery rates will stabilize or improve in the future.

Risks Related to Us

The ownership of our common stock is concentrated, which may result in conflicts of interest and actions that are not in the best interests of other stockholders of the Company.

      Ernest S. Rady is the founder, Chairman of the Board of Directors and Chief Executive Officer of Westcorp. Mr. Rady is also the Chairman of the Board of Directors and Chief Executive Officer of the Bank and the Chairman of the Board of Directors of WFS. Mr. Rady is the beneficial owner of approximately 54% of the outstanding shares of common stock of Westcorp and is able to exercise significant control over our company. The Westcorp common stock ownership of Mr. Rady enables him to elect all of Westcorp’s directors and effectively control the vote on all matters submitted to a vote of Westcorp, including mergers, sales of all or substantially all of our assets, “going private” transactions, conversions and other corporate restructurings or reorganizations. Because of the significant block of Westcorp common stock controlled by Mr. Rady, decisions may be made that, while in the best interest of Mr. Rady, may not be in the best interest of other stockholders.

We are a holding company with no operations of our own.

      The results of our operations and our financial condition are dependent upon the business activities of our two principal consolidated subsidiaries, the Bank and WFS. In addition, our ability to fund our operations and pay dividends on our common stock is dependent upon the earnings from the businesses conducted by our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Any distribution of funds to us from our subsidiaries is subject to statutory, regulatory or contractual restrictions, subsidiaries’ earnings and various other business considerations.

      A significant portion of our cash flow comes from our second-tier subsidiary WFS. WFS is an 84% owned subsidiary of the Bank. The Bank is subject to limitations upon its ability to pay dividends to us by the terms of the subordinated debentures it has issued and regulations of the Office of Thrift Supervision, also known as the OTS. WFS does not have any obligation to pay amounts to the Bank except pursuant to the senior unsecured intercompany promissory notes issued by WFS to the Bank by which the Bank funds WFS’ operations. In addition, the ability of WFS to repay its obligations to the Bank may be impaired by deficiencies in WFS’ automobile finance operations. Furthermore, any amounts owed to creditors of WFS, which may have priority over any obligations WFS has to the Bank under the senior promissory notes, may impair the Bank’s ability to have funds available for dividend to us.

We have substantial debt that could limit our ability to declare and pay dividends and reduce the effectiveness of our operations.

      Through our subsidiaries, we have substantial debt and debt service requirements. As of September 30, 2003, our total debt, as a percentage of total capitalization, was 94%. This substantial level of debt may have important consequences, including:

•	limiting our ability to borrow additional amounts for origination of automobile contracts, capital expenditures and debt service requirements;

•	limiting our ability to use operating cash flows in other areas of our business;

•	increasing our vulnerability to general adverse economic conditions; and

•	limiting our ability to capitalize on business opportunities and to react to competitive pressures.

      We cannot assure you that we will generate sufficient cash flows from operations, or that we will be able to obtain sufficient funding for our operations or to declare and pay dividends on our common stock. In addition, any future indebtedness would further increase our debt leverage and the associated risks.

The availability of our financing sources may depend on factors outside of our control.

      We depend on a significant amount of financing to operate our business. Our business strategy utilizes diverse funding sources to fund our operations. These sources include raising both short-term and long-term deposits from the general public, commercial enterprises and institutions by offering a variety of accounts and rates through our retail and commercial banking operations. In addition, we raise funds through the collection of principal and interest from loans, automobile asset-backed securities, commercial paper, advances from the FHLB, repurchase agreements, subordinated debentures and equity offerings. The sources used vary depending on such factors as rates paid, maturities and the impact on capital.

      The availability of these financing sources may depend on factors outside of our control, including regulatory issues such as the capital requirements of the Bank, debt ratings, competition, the market for automobile asset-backed securities and our ability to receive financing from other financial institutions. If we are unable to raise the funds we require at reasonable rates, we will either have to curtail our loan origination activities or incur the effects of increased costs of operation. Reducing our loan origination activities may adversely affect our ability to remain a preferred source of financing for the dealers from whom we purchase automobile contracts. An increase in our costs of operations will have an adverse effect on our financial position, liquidity and results of operations by increasing our interest expense and reducing our net interest income.

We may not be able to generate sufficient operating cash flows to run our automobile finance operations.

      Our automobile finance operations require substantial operating cash flows. Operating cash requirements include premiums paid to dealers for acquisition of automobile contracts, expenses incurred in connection with the securitization of automobile contracts, capital expenditures for new technologies and ongoing operating costs. Our primary source of operating cash comes from the excess cash flows received from securitizations and contracts held on the balance sheet. The timing and amount of excess cash flows from contracts varies based on a number of factors, including:

•	the rates and amounts of loan delinquencies, defaults and net credit losses;

•	how quickly and at what price repossessed vehicles can be resold;

•	the ages of the contracts in the portfolio;

•	levels of voluntary prepayments; and

•	the terms of our securitizations, which include performance based triggers requiring higher levels of credit enhancements to the extent credit losses or delinquencies exceed certain thresholds. We have exceeded performance thresholds in the past and may do so again in the future.

      Any adverse change in these factors could reduce or eliminate excess cash flows to us. Although we currently have positive operating cash flows, we cannot assure you that we will continue to generate positive cash flows in the future, which could have a material adverse effect on our financial position, liquidity and results of operations.

Changes in our securitization program could adversely affect our liquidity and earnings.

      Our business depends on our ability to aggregate and sell automobile contracts in the form of asset-backed securities. These sales generate cash proceeds that allow us to repay amounts borrowed and to purchase additional automobile contracts. Changes in our asset-backed securities program could materially adversely affect our earnings or ability to purchase and resell automobile contracts on a timely basis. Such changes could include:

•	delay in the completion of a planned securitization;

•	negative market perception of us; or

•	failure of the automobile contracts we intend to sell to conform to insurance company and rating agency requirements.

      If we are unable to effectively securitize our automobile contracts, we may have to reduce or even curtail our automobile contract purchasing activities, which would have a material adverse effect on our financial position, liquidity and results of operations.

We utilize credit enhancements to maintain favorable interest rates and cash requirements for our automobile asset-backed securitizations.

      To date, all but three of our outstanding securitizations have used credit enhancement in the form of financial guaranty insurance policies issued by Financial Security Assurance Inc., also known as FSA, with the others using a senior/ subordinated structure to credit enhance the securitization. An inability to credit enhance our securitizations using either approach could have a material adverse effect on our financial position, liquidity and results of operations by increasing the total costs of our securitization activities and thereby reducing our net income or resulting in our failure to meet regulatory limitations.

If we lose access to the cash produced by securitized automobile contracts, we may not be able to obtain comparable financing.

      We have access to the cash flows of the automobile contracts sold in each outstanding securitization credit enhanced by FSA (including the cash held in “spread accounts” associated with each securitization) through a series of agreements into which the Bank, WFS, WFS Financial Auto Loans 2, Inc., a special purpose subsidiary of WFS also known as WFAL2, and other parties have entered. We are permitted to use that cash as we determine, including in the ordinary business activities of originating automobile contracts.

      In each securitization credit enhanced by FSA, the governing agreements require that all cash flows of the relevant trust and the associated spread account be invested in an eligible investment. In connection with each securitization, the relevant trust has entered into a reinvestment contract, also known as a trust reinvestment contract, which is or qualifies as an eligible investment.

      A limited portion of the funds invested in trust reinvestment contracts may be used by WFAL2 and the balance may be used by the Bank. The Bank makes its portion of the invested funds available to WFS through another reinvestment contract, also known as the WFS reinvestment contract. Under the WFS reinvestment contract, WFS receives access to all cash available to the Bank under each trust reinvestment contract. WFS is obligated to repay the Bank as needed by the Bank to meet its obligations under the individual trust reinvestment contracts. The portion of the cash available to WFAL2 under the individual trust reinvestment contracts is used to purchase automobile contracts from WFS according to the terms of sale and servicing agreements entered into with WFS. If the trust reinvestment contracts were no longer deemed an eligible investment, which determination would be made by the rating agencies or FSA, the Bank and WFAL2 would no longer have the ability to use this cash in the ordinary course of business and would need to obtain alternative financing, which may only be available on less attractive terms. If the Bank and WFAL2 were unable to obtain alternative financing, WFS may have to curtail its automobile contract purchasing activities, which would have a material adverse effect on our financial position, liquidity and results of operations.

A loss of contractual servicing rights could have a material effect on our business.

      As servicer of all our securitized automobile contracts, WFS is entitled to receive contractual servicing fees. Contractual servicing fees are earned at a rate of 1.25% per annum on the outstanding balance of automobile contracts securitized. FSA, as insurer with respect to those currently outstanding securitizations as to which it has provided credit enhancement, can terminate WFS’ right to act as servicer for those transactions upon the occurrence of events defined in the sale and servicing agreements for securitized automobile contracts, such as our bankruptcy or material breach of warranties or covenants contained in the sale and servicing agreement. Any loss of such servicing rights could have a material adverse effect on our financial position, liquidity and results of operations by reducing our net income upon the elimination of that contractual servicing income.

We expect our operating results to continue to fluctuate, which may adversely impact our business.

      Our results of operations have fluctuated in the past and are expected to fluctuate in the future. Factors that could affect our quarterly earnings include:

•	variations in the volume of automobile contracts originated, which historically tend to be lower in the first and fourth quarters of the year;

•	interest rate spreads;

•	the effectiveness of our hedging strategies;

•	credit losses, which historically tend to be higher in the first and fourth quarters of the year; and

•	operating costs.

Competition in the industry may adversely impact our ability to maintain our business at the current level of operations.

      The automobile finance business is highly competitive. We compete with captive automobile finance companies owned by major automobile manufacturers, banks, credit unions, savings associations and independent consumer finance companies. Many of these competitors have greater financial and marketing resources than we have. Additionally, from time to time the captive finance companies provide financing on terms significantly more favorable to automobile purchasers than we can offer. For example, captive finance companies can offer special low or no interest loan programs as incentives to purchasers of selected models of automobiles manufactured by their respective parent manufacturers.

      Many of our competitors also have longstanding relationships with automobile dealers and may offer dealers or their customers other forms of financing, including dealer floor plan financing and leasing, which we currently do not provide. Providers of automobile financing have traditionally competed on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered and the quality of service provided to dealers and customers. In seeking to establish WFS as one of the principal financing sources of the dealers we serve, we compete predominately on the basis of our high level of dealer service and strong dealer relationships and by offering flexible contract terms to automobile purchasers.

      Competition in the retail banking business comes primarily from commercial banks, credit unions, savings and loan associations, mutual funds and issuers of securities. Many of the nation’s largest savings and loan associations and other depository institutions have locations in Southern California. We compete for deposits primarily on the basis of interest rates paid and the quality of service provided to our customers.

Our business is subject to litigation.

      We are subject to various putative class actions alleging claims under the Equal Credit Opportunity Act or similar state laws, including under the California Business and Professions Code and the California Unruh Civil Rights Act. Although we are vigorously defending these actions, we cannot assure you that the outcome of these proceedings will not have a material adverse effect upon our financial condition, results of operations and cash flows.

Risks Related to Regulatory Factors

Regulatory requirements may restrict our ability to do business.

      The Bank is subject to inspection and regulation by the OTS pursuant to the Home Owners Loan Act, as amended, also known as HOLA. The OTS is the primary federal banking agency responsible for its supervision and regulation. HOLA limits the amount of our consumer loans, commercial loans and investment in service corporations. The Bank is precluded from holding consumer loans, including automobile contracts, on its consolidated balance sheet, in an aggregate principal balance in excess of 30% of its total consolidated assets. The limitation is increased to 35% of consolidated assets if all of the consumer loans in excess of the 30% limit are obtained by the Bank and its operating subsidiaries directly from consumers. The Bank is precluded from holding commercial loans, including loans to our service corporations, on its consolidated balance sheet, in an aggregate principal balance in excess of 10% of its total consolidated assets. Commercial loans secured by real estate and small business loans with $2.0 million or less in outstanding principal are not included in the calculation of the percentage of commercial loans, but such small business loans when aggregated with other commercial loans may not exceed 20% of the Bank’s total consolidated assets. Interests in consumer loans held by the Bank’s service corporations are not included in the limits on such assets described above. The Bank is precluded from investing more than 2.0% of its consolidated assets in service corporations, although it may invest an additional 1% in service corporations devoted to community service activities as specified in the regulations. Retained earnings or losses from the operations of our service corporations are not included in the calculation of our investment in service corporations. In addition, other regulatory actions taken by the OTS could have a negative impact on the price of our common stock.

      Our securitization activities are structured to enable the Bank to remove securitized automobile contracts from the HOLA consumer loan limitation calculation. Changes in the OTS’s interpretation of HOLA as it affects our securitization activities could cause us to change the manner in which we securitize automobile contracts or to limit our acquisition of such contracts, thereby negatively impacting the price of our common stock. Furthermore, if we are unable to continue to securitize the automobile contracts we purchase, this regulatory limitation may force us to limit our acquisition of new automobile contracts, thereby adversely affecting our ability to remain a preferred source of financing for the dealers from whom we purchase automobile contracts, or cause us to fail the regulatory limitations. Any such limitations may also have a material adverse effect on our financial position, liquidity and results of operations.

      The OTS has the power to enforce HOLA and its regulations by a variety of actions ranging from a memorandum of understanding to cease and desist proceedings under the Federal Deposit Insurance Act. As such, the OTS has broad powers to, among other things, require us to change our business practices, hold additional capital and change management. Such action could have a material adverse impact on our business and may impact our securities prices, including our common stock, and access to the capital markets.

OTS guidance regarding subprime lending may affect the Bank’s capital requirements.

      The OTS, along with other federal banking regulatory agencies, has adopted guidance pertaining to subprime lending programs. Pursuant to the guidance, lending programs which provide credit to borrowers whose credit histories reflect specified negative characteristics, such as recent bankruptcies or payment delinquencies, are deemed to be subprime lending programs for regulatory purposes. Many of the contracts that we originate possess one or more of the factors identified in the guidance as indicative of a subprime loan for this purpose. Pursuant to the guidance, examiners may require that an institution with a lending program deemed to be subprime hold additional capital that ranges from one and one-half to three times the normal capital required for similar loans made to borrowers who are not deemed to be subprime borrowers.

      Because many of the automobile contracts we originate possess one or more of the factors identified in the guidance as indicative of a subprime loan, we maintain our capital levels higher than would otherwise be required by regulations. Maintaining higher capital levels may slow our growth, require us to raise additional capital or sell assets, all of which could negatively impact our earnings. We cannot predict to what extent the Bank may be required to hold additional capital with respect to those automobile contracts we hold as to which the borrowers are deemed by the OTS to be subprime borrowers.

Other regulatory requirements may affect our ability to do business.

      Our operations are subject to regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations.

      In most states in which we operate, a consumer credit regulatory agency regulates and enforces laws relating to consumer lenders and sales finance agencies such as WFS. These rules and regulations generally provide for licensing of sales finance agencies, limitations on the amount, duration and charges, including interest rates, for various categories of loans, requirements as to the form and content of finance contracts and other documentation, and restrictions on collection practices and creditors’ rights. So long as WFS is an operating subsidiary of the Bank, licensing and certain other of these requirements are not applicable to WFS due to federal preemption.

      We are also subject to extensive federal regulation, including the Truth in Lending Act, the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These laws require us to provide certain disclosures to prospective borrowers and protect against discriminatory lending practices and unfair credit practices. The principal disclosures required under the Truth in Lending Act include the terms of repayment, the total finance charge and the annual percentage rate charged on each loan. The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age or marital status. Pursuant to Regulation B promulgated under the Equal Credit Opportunity Act, creditors are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for the rejection. In addition, the credit scoring system we use must comply with the requirements for such a system as set forth in the Equal Credit Opportunity Act and Regulation B. The Fair Credit Reporting Act requires us to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency. Additionally, we are subject to the Gramm-Leach-Bliley Act, which requires us to maintain privacy with respect to certain consumer data in our possession and to periodically communicate with consumers on privacy matters. We are also subject to the Soldiers’ and Sailors’ Civil Relief Act, and similar state laws, which requires us to reduce the interest rate charged on each loan to customers who have subsequently joined the military.

      The dealers that originate automobile contracts we purchase also must comply with both state and federal credit and trade practice statutes and regulations. Failure of the dealers to comply with these statutes and regulations could result in consumers having rights of rescission and other remedies that could have an adverse effect on us.

      We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable local, state and federal regulations. There can be no assurance, however, that we will be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could have a material adverse effect on our operations. Further, the adoption of additional, or the revision of existing, rules and regulations could have a material adverse effect on our business.

      We are subject to routine periodic examinations by the OTS on a variety of financial and regulatory matters. Our last OTS annual safety and soundness examination was completed in July, 2003.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

SELLING SHAREHOLDERS

The Shares have not yet been allocated to the Plan participants. Once allocated to the Plan Participants in accordance with and subject to the terms of the Plan, the Plan Participants, also known as the Selling Shareholders, may sell the Shares from time to time. There is no assurance that any of the Selling Shareholders will participate in this offering.

PLAN OF DISTRIBUTION

Once allocated, the Shares offered hereby may be sold from time to time by the Selling Shareholders for each of their own account, subject to certain restrictions, including restrictions imposed under the Plan. Westcorp will receive no proceeds from this offering. The Selling Shareholders who sell their Shares will pay or assume brokerage commissions or other charges and expenses incurred in the sale of such shares.

Subject to the terms and restrictions of the Plan, the Selling Shareholders may sell their Shares for value from time to time under this reoffer prospectus in one or more transactions on the New York Stock Exchange, or other exchange, in a negotiated transaction or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The Selling Shareholders who sell their Shares may effect such transactions by selling their Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or the purchaser of the Shares for whom such broker-dealers may act as agent (which compensation may be less than or in excess of customary commissions).

The Selling Shareholders and any broker-dealer that participate in the distribution of the Shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares sold by them may be deemed to be underwriting discounts and commissions under the Securities Act. All selling and other expenses incurred by the Selling Shareholders will be borne by such Selling Shareholders. In addition to any Shares sold pursuant to this prospectus, the Selling Shareholders may, at any time, sell any shares of common stock owned by him or her in compliance with all of the requirements of Rule 144, regardless of whether such Shares are covered by this reoffer prospectus.

Neither Westcorp nor the Selling Shareholders can be sure that the Selling Shareholders will sell all or any portion of the Shares covered by this reoffer prospectus.

Westcorp will pay all expenses incurred in connection with this offering including the legal fees incurred in connection with the preparation of this reoffer prospectus and will not receive any proceeds from the sale of any of the Shares by the Selling Shareholders, if any.

Mellon Investor Services LLC, 85 Challenger Road, Overpeck Centre, Ridgefield Park, New Jersey 07660 (www.melloninvestor.com), is the transfer agent for our common stock.

LEGAL MATTERS

Certain legal matters with respect to the offering of the Shares hereby will be passed upon for us by Mitchell Silberberg & Knupp LLP, Los Angeles, California.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by us with the Securities and Exchange Commission pursuant to the Exchange Act are incorporated in this reoffer prospectus by reference:

     1.     The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002, which contains audited financial statements for the fiscal year ended December 31, 2002;

     2.     The Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, which contained unaudited financial statements for the fiscal quarter ended March 31, 2003;

     3.     The Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003, which contains unaudited financial statements for the fiscal quarter ended June 30, 2003;

     4.     The Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003, which contained unaudited financial statements for the fiscal quarter ended September 30, 2003;

     5.     The Plan’s Annual Report on Form 11-K for the year ended December 31, 2002;

     6.     The description of the common stock of Westcorp contained in the Registrant’s registration statement on Form S-3 filed with the Securities and Exchange Commission on November 5, 2003 (Registration No. 333-110244), including any amendment filed for the purpose of updating such description; and,

     7.     All other reports filed by the Registrant or the Plan pursuant to Sections 13(a) or 15(d) of the Exchange Act prior to the termination of this offering, shall be deemed incorporated by reference in this prospectus and made a part hereof from the date of filing of those documents. Any statement contained in a document incorporated or deemed incorporated by reference in this prospectus shall be deemed modified or superseded for purpose of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed incorporated by reference herein or in any prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

REOFFER PROSPECTUS

130,000 SHARES

Common Stock

EXHIBITS

The Exhibit Index immediately preceding the exhibits is incorporated into this Registration Statement by this reference.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunder duly authorized, in Irvine, California, on December 17, 2003.

WESTCORP

By:	/s/ Ernest S. Rady Ernest S. Rady, Chairman of the Board and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, Registration Statement on Form S-8 has been signed by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

/s/ Ernest S. Rady Ernest S. Rady	Chairman of the Board and Chief Executive Officer	December 17, 2003

/s/ Thomas A. Wolfe Thomas A. Wolfe	President and Director	December 17, 2003

/s/ Judith M. Bardwick Judith M. Bardwick	Director	December 17, 2003

/s/ Robert T. Barnum Robert T. Barnum	Director	December 17, 2003

/s/ Charles E. Scribner Charles E. Scribner	Director	December 17, 2003

/s/ Duane A. Nelles Duane A. Nelles	Director	December 17, 2003

/s/ Lee A. Whatcott Lee A. Whatcott	Executive Vice President, Chief Financial Officer and Chief Operating Officer (Principal Financial and Accounting Officer)	December 17, 2003

/s/ James A. Dowlan James A. Dowlan	Director	December 17, 2003

/s/ Harry Rady Harry Rady	Director	December 17, 2003

     Pursuant to the requirements of the Securities Act of 1933, the Westcorp Employee Stock Ownership and Salary Savings Plan has duly caused this Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in Irvine, California, on December 17, 2003.

THE WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN

By:	/s/ Guy DuBose

Guy DuBose

INDEX TO EXHIBITS

Exhibit
No.	Exhibit

23.1	Consent of Independent Auditors